UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   DE SABATO, ANTHONY A.
   450 WINKS LANE


   BENSALEM, PA  19020
2. Issuer Name and Ticker or Trading Symbol
   CHARMING SHOPPES, INC. (CHRS)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   EVP and Corporate Director of
   Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/10/01    M        6,000         A  $0.50000                    D  Direct
Common Stock                                  01/10/01    S        6,000         D  $5.81250                    D  Direct
Common Stock                                  01/10/01    M        4,000         A  $0.50000                    D  Direct
Common Stock                                  01/10/01    S        4,000         D  $5.81250                    D  Direct
Common Stock                                  01/10/01    M        13,000        A  $0.50000                    D  Direct
Common Stock                                  01/18/01    M        20,000        A  $6.18750                    D  Direct
Common Stock                                  01/18/01    S        20,000        D  $6.50000     30,500         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $0.50000        01/10/01       M                          6,000            02/04/94 (2) 02/04/01
(right to buy) (1)
Non-Qualified Stock Option     $0.50000        01/10/01       M                          4,000            12/05/94 (3) 12/05/01
(right to buy) (1)
Non-Qualified Stock Option     $0.50000        01/10/01       M                          13,000           12/05/94 (3) 12/05/01
(right to buy) (1)
Non-Qualified Stock Option     $6.18750        01/18/01       M                          20,000           02/04/92 (5) 02/04/01
(right to buy) (4)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     01/10/01  Common Stock                   6,000                     0             D   Direct
(right to buy) (1)
Non-Qualified Stock Option     01/10/01  Common Stock                   4,000                                   D   Direct
(right to buy) (1)
Non-Qualified Stock Option     01/10/01  Common Stock                   13,000                    0             D   Direct
(right to buy) (1)
Non-Qualified Stock Option     01/18/01  Common Stock                   20,000                    0             D   Direct
(right to buy) (4)

Explanation of Responses:

(1)
Employee stock option granted under Charming Shoppes, Inc. 1988 Key Employee Stock Option Plan, for no consideration other than services, in a transaction exempt under Rule 16b-3.
(2)
Option becomes exercisable for 33 1/3% of the underlying shares annually, beginning on the date indicated.  These options are scheduled to expire on February 4, 2001.
(3)
Option becomes exercisable for 33 1/3% of the underlying shares annually, beginning on the date indicated.  These options are scheduled to expire on December 5, 2001.
(4)
Employee stock option granted under Charming Shoppes, Inc. 1990 Employees' Stock Incentive Plan, for no consideration other than services, in a transaction exempt under rule 16b-3.
(5)
Option becomes exercisable for 25% of the underlying shares annually, beginning on the dated indicated.  These options are scheduled to expire on February 4, 2001.

SIGNATURE OF REPORTING PERSON
/S/ DE SABATO, ANTHONY A.
DATE 01/31/01